Cliffwater Enhanced Lending Fund

c/o Foreside Fund Services, LLC

Three Canal Plaza, Suite 100

Portland, Maine 04101

June 10, 2021

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Raymond Be

Re:	Cliffwater Enhanced Lending Fund (Registration Nos. 811-23630 and 333-252528) (the “Fund”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request that the effective date of the Fund’s registration statement on Form N-2 under the Securities Act, and Pre-Effective Amendment No. 2 thereto, and Amendment No. 2 to the Fund’s registration statement on Form N-2 under the Investment Company Act of 1940, as amended, be accelerated to June 14, 2021 at 12:00 p.m. Eastern time, or as soon thereafter as is reasonably practicable.

Should the Securities and Exchange Commission (the “Commission”) or staff, acting pursuant to delegated authority, declare the filing effective, the Fund acknowledges that such action does not foreclose the Commission from taking any action with respect to the filing. The Fund further acknowledges that the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CLIFFWATER ENHANCED LENDING FUND

/s/ Stephen J. Nesbitt
Name: Stephen J. Nesbitt
Title: President

Foreside fund services, LLC

/s/ Mark Fairbanks
Name: Mark Fairbanks
Title: Vice-President